UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001

ROYAL CARIBBEAN CRUISES LTD.

(Translation of registrant’s name into English)

1050 Caribbean Way, Miami, Florida 33132

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

ROYAL CARIBBEAN CRUISES LTD.
QUARTERLY FINANCIAL REPORT
THIRD QUARTER 2001

ROYAL CARIBBEAN CRUISES LTD.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share amounts)

	Third Quarter Ended September 30,		Nine Months Ended September 30,

	2001	2000	2001	2000

Revenues	$940,721	$835,210	$2,489,273	$2,223,727

Expenses

Operating	529,156	444,888	1,489,498	1,238,666

Marketing, selling and administrative	123,489	96,650	343,748	309,338

Depreciation and amortization	76,819	57,506	219,411	168,725

	729,464	599,044	2,052,657	1,716,729

Operating Income	211,257	236,166	436,616	506,998

Other Income (Expense)

Interest income	7,960	1,037	19,702	4,920

Interest expense, net of capitalized interest	(63,212)	(39,539)	(185,746)	(102,865)

Other income (expense)	3,207	3,833	22,850	6,230

	(52,045)	(34,669)	(143,194)	(91,715)

Net Income	$159,212	$201,497	$293,422	$415,283

Earnings Per Share:

Basic	$0.83	$1.05	$1.53	$2.19

Diluted	$0.82	$1.04	$1.52	$2.15

Weighted average shares outstanding:

Basic	192,254	192,019	192,208	188,492

Diluted	193,139	193,011	193,435	192,726

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of

	September 30,	December 31,
	2001	2000

	(unaudited)
ASSETS

Current Assets

Cash and cash equivalents	$764,590	$177,810

Trade and other receivables, net	66,509	53,609

Inventories	34,191	30,115

Prepaid expenses and other	61,733	49,185

Total current assets	927,023	310,719

Property and Equipment - at cost less accumulated depreciation and amortization	8,109,673	6,831,809

Goodwill - less accumulated amortization of $136,002 and $128,192, respectively	281,164	288,974

Other Assets	583,573	396,963

	$9,901,433	$7,828,465

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Current portion of long-term debt	$45,837	$109,926

Accounts payable	157,665	158,143

Accrued expenses and other liabilities	272,086	200,900

Customer deposits	448,805	443,411

Total current liabilities	924,393	912,380

Long-Term Debt	5,095,248	3,300,170

Other Long-Term Liabilities	48,631	—

Commitments and Contingencies (Note 6)

Shareholders’ Equity

Common stock ($.01 par value; 500,000,000 shares authorized; 192,289,724 and 192,122,088 shares issued)	1,923	1,921

Paid-in capital	2,045,639	2,043,111

Retained earnings	1,795,374	1,576,921

Accumulated other comprehensive income	(3,317)	—

Treasury stock (465,438 and 435,180 common shares at cost)	(6,458)	(6,038)

Total shareholders’ equity	3,833,161	3,615,915

	$9,901,433	$7,828,465

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Nine Months Ended September 30,

	2001	2000

Operating Activities

Net income	$293,422	$415,283

Adjustments:

Depreciation and amortization	219,411	168,724

Accretion of original issue discount	24,726	—

Changes in operating assets and liabilities:

(Increase) decrease in trade and other receivables, net	(12,900)	13,213

(Increase) in inventories	(4,076)	(492)

(Increase) decrease in prepaid expenses and other	(6,462)	6,493

(Decrease) increase in accounts payable	(478)	53,364

Increase in accrued expenses and other liabilities	65,100	568

Increase (decrease) in customer deposits	5,208	(12,966)

Other, net	(10,171)	939

Net cash provided by operating activities	573,780	645,126

Investing Activities

Purchases of property and equipment	(1,162,736)	(1,157,636)

Investment in convertible preferred stock	—	(305,044)

Net proceeds from vessel transfer to joint venture	—	47,680

Other, net	(30,262)	(13,725)

Net cash used in investing activities	(1,192,998)	(1,428,725)

Financing Activities

Proceeds from issuance of long-term debt	1,574,643	1,060,000

Repayment of long-term debt	(298,128)	(77,759)

Dividends	(74,969)	(69,429)

Other, net	4,452	2,894

Net cash provided by financing activities	1,205,998	915,706

Net Increase in Cash and Cash Equivalents	586,780	132,107

Cash and Cash Equivalents at Beginning of Period	177,810	63,470

Cash and Cash Equivalents at End of Period	$764,590	$195,577

Supplemental Disclosures

Cash paid during the year for:

Interest, net of amount capitalized	$118,600	$89,045

Noncash investing and financing activities:

Acquisition of vessel through debt	$326,738	$—

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

As used in this document, the terms “Royal Caribbean,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd., the term “Celebrity” refers to Celebrity Cruise Lines Inc. and the terms “Royal Caribbean International” and “Celebrity Cruises” refer to our two cruise brands. In accordance with cruise industry practice, the term “berths” is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests.

Note 1 – Basis for Preparation of Consolidated Financial Statements

We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2000.

Note 2 – Summary of Significant Accounting Policies

On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards No. 133. The implementation of Statement of Financial Accounting Standards No. 133 and the ineffectiveness of cash-flow hedges did not have a material impact on our results of operations or financial position at adoption or during the nine months ended September 30, 2001.

Note 3 – Earnings Per Share

Below is a reconciliation between basic and diluted earnings per share for the quarters and nine months ended September 30, 2001 and 2000 (in thousands, except per share amounts):

	Third Quarter Ended September 30, 2001			Third Quarter Ended September 30, 2000

	Income	Shares	Per Share	Income	Shares	Per Share

Basic earnings per share	$159,212	192,254	$0.83	$201,497	192,019	$1.05

Effect of dilutive securities:

Stock options		885			992

Diluted earnings per share	$159,212	193,139	$0.82	$201,497	193,011	$1.04

	Nine Months Ended September 30, 2001			Nine Months Ended September 30, 2000

	Income	Shares	Per Share	Income	Shares	Per Share

Net income	$293,422			$415,283

Less: preferred stock dividends	—			(1,933)

Basic earnings per share	$293,422	192,208	$1.53	$413,350	188,492	$2.19

Effect of dilutive securities:

Stock options		1,227			1,421

Convertible preferred stock	—	—		1,933	2,813

Diluted earnings per share	$293,422	193,435	$1.52	$415,283	192,726	$2.15

Note 4 – Long-Term Debt

In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of 8.75% Senior Notes due 2011 and Liquid Yield Option™ Notes due 2021, respectively. In May 2001, we received net proceeds of $339.4 million from the issuance of zero coupon convertible notes, due 2021.

The Liquid Yield Option™ Notes and the zero coupon convertible notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, that are convertible into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain targeted levels. These conditions were not met at September 30, 2001 for the Liquid Yield Option™ Notes or the zero coupon convertible notes and therefore, the convertible feature is not included in the earnings per share calculation.

We may redeem the Liquid Yield Option™ Notes beginning on February 2, 2005, and the zero coupon convertible notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option™ Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding zero coupon convertible notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year, $345.8 million unsecured variable rate term loan facility available to us should the holders of the zero coupon convertible notes require us to purchase their notes on May 18, 2004.

In June 2001, we drew $180.0 million on our $360.0 million unsecured variable rate term loan.

In August 2001, we entered into a $326.7 million term loan bearing interest at a fixed rate of 8.0%, due in 2010 and secured by a Celebrity vessel.

Note 5 – Shareholders’ Equity

During the third quarters ended September 30, 2001 and 2000, we declared cash dividends on common shares of $0.13 per share.

Note 6 – Commitments and Contingencies

Capital Expenditures. As of September 30, 2001, we had seven ships on order for an additional capacity of 17,680 berths. The aggregate contract price of the seven ships, which excludes capitalized interest and other ancillary costs, is approximately $3.1 billion, of which we have deposited $366.0 million as of September 30, 2001. Additional deposits are due prior to the dates of delivery of $47.0 million, $121.8 million, and $27.8 million in 2001, 2002, and 2003, respectively. (See Note 9 – Subsequent Events and Management’s Discussion and Analysis – Future Commitments.)

Litigation. In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon our financial condition or results of operations.

Note 7 – Comprehensive Income

Comprehensive income for the third quarter and nine months ended September 30, 2001 was as follows (in thousands):

	Third	Nine
	Quarter Ended	Months Ended
	September 30, 2001	September 30, 2001

Net income	$159,212	$293,422

Transition adjustment SFAS No. 133	—	7,775

Changes related to cash flow derivative hedges	(4,309)	(11,092)

Total comprehensive income	$154,903	$290,105

Note 8 – New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which addresses how goodwill should be accounted for after having been initially recognized in the financial statements. Statement of Financial Accounting Standards No. 142 is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of Statement of Financial Accounting Standards No. 142 to have a material effect on our results of operations or financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Statement of Financial Accounting Standards No. 144 supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed of”, and requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be held for sale. Statement of Financial Accounting Standards No. 144 is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of Statement of Financial Accounting Standards No. 144 to have a material effect on our results of operations or financial position.

Note 9 – Subsequent Events

In October 2001, we took delivery of Adventure of the Seas, a Voyager-class vessel with 3,114 berths, designated for the Royal Caribbean International fleet.

In October 2001, we entered into agreements to postpone the deliveries of Serenade of the Seas and Jewel of the Seas to the fourth quarter of 2003 and the second quarter of 2004, respectively. We also signed a letter of intent, subject to the satisfaction of certain conditions, for the delay of the deliveries of Navigator of the Seas and Mariner of the Seas to the first quarter of 2003 and the first quarter of 2004, respectively. We have also reviewed our capital expenditure program and have reduced, deferred or eliminated a number of projects. Based on these new delivery dates and the reduction in capital programs, capital expenditures will be approximately $2.1 billion, $1.1 billion, and $1.1 billion for 2001, 2002, and 2003, respectively.

Subsequent to September 30, 2001, we chose to increase our cash position by drawing the remaining $180.0 million on our $360.0 million unsecured variable rate term loan and $350.0 million on our $1.0 billion revolving credit facility.

ROYAL CARIBBEAN CRUISES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

•	general economic and business conditions,

•	cruise industry competition,

•	changes in cruise industry capacity,

•	the impact of tax laws and regulations affecting our business or our principal shareholders,

•	the impact of changes in other laws and regulations affecting our business,

•	the impact of pending or threatened litigation,

•	the delivery schedule of new vessels,

•	emergency ship repairs,

•	incidents involving cruise vessels at sea,

•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, political instability, or the availability of air service,

•	changes in interest rates or oil prices, and

•	weather.

Results of Operations

Summary

Revenues for the third quarter of 2001 increased 12.6% to $940.7 million from $835.2 million for the same period in 2000. The increase in revenues was due primarily to an increase in capacity, partially offset by a decline in gross revenue per available passenger cruise day. The increase in capacity was due to the addition of Radiance of the Seas in April 2001, Infinity in March 2001, and Explorer of the Seas in October 2000. Net income for the quarter was $159.2 million, or $0.82 per share on a diluted basis compared to $201.5 million, or $1.04 per share in the third quarter of 2000.

Third quarter earnings were negatively impacted by approximately $21.3 million, or $0.11 per share due to lost revenues and extra costs directly associated with passengers not being able to reach their departure ports during the weeks following the terrorist attacks on September 11, 2001. Also included in the reported results is an additional $15.4 million or $0.08 per share in costs associated with business decisions taken in the aftermath of the attacks, including itinerary changes and charges related to closing of offices and deferral of programs.

The following table presents statements of operations data as a percentage of total revenues:

	Third Quarter Ended September 30,		Nine Months Ended September 30,

	2001	2000	2001	2000

Revenues	100.0%	100.0%	100.0%	100.0%

Expenses:

Operating	56.2	53.3	59.8	55.7

Marketing, selling and administrative	13.1	11.6	13.8	13.9

Depreciation and amortization	8.2	6.8	8.9	7.6

Operating Income	22.5	28.3	17.5	22.8

Other Income (Expense)	(5.6)	(4.2)	(5.7)	(4.1)

Net Income	16.9%	24.1%	11.8%	18.7%

Our revenues are seasonal based on the demand for cruises. Recently, demand has peaked during the summer.

Revenues

Revenues increased 12.6% to $940.7 million in the third quarter of 2001 compared to $835.2 million for the same period in 2000. The increase in revenues for the third quarter was due to a 20.1% increase in capacity, partially offset by a 6.2% decline in gross revenue per available passenger cruise day. The increase in capacity resulted primarily from the introduction into service ofRadiance of the Seas in April 2001, Infinity in March 2001, and Explorer of the Seas in October of 2000. The decline in gross revenue per available passenger cruise day was primarily due to a general softness in the U.S. economy, the events related to September 11, 2001 and a significant capacity growth of the company. Occupancy for the third quarter was 105.7% compared to 109.7% for the same period in 2000. Net revenue per available passenger cruise day for the third quarter declined 6.8% from the prior year. We estimate that net revenue per available passenger cruise day adjusted for lost revenues from the September 11, 2001 event declined 4.6% from the prior year.

Revenues for the first nine months of 2001 increased 11.9% to approximately $2.5 billion from approximately $2.2 billion for the first nine months of 2000. The increase in revenues was primarily due to a 21.4% increase in capacity, partially offset by a 7.8% decline in gross revenue per available passenger cruise day. Occupancy decreased from 105.9% to 104.0% for the nine months ended September 30, 2001.

The terrorist attacks of September 11, 2001 and their aftermath have adversely affected the tourism industry. In addition to the immediate and consequential impacts described above in the Summary section, the tragedy resulted in cancellations of existing bookings and a dramatic drop-off in new bookings. To generate demand, we have aggressively reduced prices on many sailings, particularly near-term sailings. Based on these actions, we currently estimate that net yields for the fourth quarter will be down 10% – 15% on a year-over-year basis. While we do not believe such aggressive pricing actions will be required on a longer-term basis, it is indeterminable how long this situation will continue.

Expenses

Operating expenses increased 18.9% to $529.2 million for the third quarter of 2001 compared to $444.9 million for the same period in 2000, and increased 20.3% to $1.5 billion for the first nine months of 2001 from $1.2 billion in 2000. The increase for the quarter and the nine months ended September 30, 2001 was primarily due to the 20.1% and 21.4% increase in capacity, respectively.

Marketing, selling and administrative expenses increased 27.8% to $123.5 million for the third quarter of 2001 from $96.7 million for the same period in 2000, and increased 11.1% to $343.7 million for the first nine months of 2001 from $309.3 million in 2000. Marketing, selling and administrative expenses increased 6.4% on a per berth basis for the third quarter. The increase for the quarter was due primarily to consequential costs related to decisions taken involving itinerary changes, closing of offices and deferral of programs. Marketing, selling and administrative expenses decreased 8.5% on a per berth basis for the nine months ended September 30, 2001. The decrease was due primarily to cost containment efforts, economies of scale, and the timing of advertising costs, partially offset by the impact of the business decisions taken in the third quarter. Excluding the consequential costs referred to earlier, marketing, selling and administrative expenses decreased 5.4% and 12.1% on a per berth basis for the quarter and nine months ended September 30, 2001, respectively. Marketing, selling and administrative expenses as a percentage of revenues were 13.1% and 11.6% for the third quarters of 2001 and 2000, respectively, and 13.8% and 13.9% for the nine months ended 2001 and 2000, respectively.

Following September 11, 2001 we conducted a review of expense-saving opportunities in all areas of corporate operations, excluding any measures that would negatively affect the quality of our product. A number of cost-cutting initiatives for shore-side operations were implemented. Operating costs, including marketing, selling and administration, on a per berth basis in 2001, excluding fuel, are expected to be down 5% compared to 2000. Similar reductions in operating costs per berth are expected in 2002.

Depreciation and amortization increased 33.6% to $76.8 million in the third quarter of 2001 from $57.5 million during the same period in 2000, and increased 30.0% to $219.4 million for the nine months ended September 30, 2001 from $168.7 million for the same period in 2000. The increase is primarily due to incremental depreciation associated with the addition of new ships.

Other Income (Expense)

Gross interest expense (excluding capitalized interest) increased to $74.0 million in the third quarter of 2001 compared to $51.2 million in 2000, and to $214.6 million for the nine months ended September 30, 2001 versus $134.8 million for the same period in 2000. The increase for the quarter and the nine months ended September 30, 2001 is due primarily to an increase in the average debt level due to our fleet expansion program. Capitalized interest decreased from $11.7 million to $10.8 million and from $31.9 million to $28.8 million for the quarter and nine months ended September 30, 2001, respectively, due to a lower average level of investment in ships under construction and lower interest rates.

Included in Other income (expense) for the third quarter of 2001 is approximately $4.9 million of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC. For the nine months ended September 30 2001, Other income (expense) includes $14.3 million of dividend income from First Choice Holidays PLC and $7.2 million of compensation from the shipyard related to the late delivery of a ship.

Liquidity and Capital Resources

Sources and Uses of Cash

Net cash provided by operating activities was $573.8 million for the first nine months of 2001 compared to $645.1 million for the same period in 2000. The decrease was primarily due to a reduction in net income.

Our capital expenditures were $1.5 billion for the first nine months of 2001 compared to $1.2 billion for the same period in 2000. Capital expenditures for the nine months of 2001 were primarily related to the deliveries of Infinity, Radiance of the Seas, and Summit as well as deposits for ships under construction. Capital expenditures for the nine months of 2000 were primarily related to the delivery of Millennium and Explorer of the Seas and deposits for ships under construction.

During the first nine months of 2001, we paid quarterly cash dividends on our common stock of $75.0 million. In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of Senior Notes and Liquid Yield Option™ Notes due in 2011 and 2021, respectively. These proceeds were primarily utilized in connection with the deliveries of Infinity and Radiance of the Seas and to repay the $0.3 billion outstanding balance on our $1.0 billion revolving credit facility. In May 2001, we received net proceeds of $339.4 million from the issuance of zero coupon convertible notes, due 2021. In June 2001, we drew $180.0 million on our $360.0 million unsecured variable rate term loan. These funds are being used for ship deliveries and general corporate purposes, including capital expenditures. In August 2001, we partially financed the acquisition of Summit with a $326.7 million secured fixed rate term loan. (See Note 4 — Long-Term Debt.)

Capitalized interest decreased to $28.8 million in the first nine months of 2001 from $31.9 million in the first nine months of 2000. The decrease is primarily due to a lower average level of investment in ships under construction and lower interest rates.

Future Commitments

We currently have six ships on order for an additional capacity of 14,566 berths. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.6 billion, of which we have deposited $291.0 million as of September 30, 2001. Additional deposits are due prior to the dates of delivery of $47.0 million, $121.8 million, and $27.8 million in 2001, 2002, and 2003, respectively.

In October 2001, we entered into agreements to postpone the deliveries of Serenade of the Seas and Jewel of the Seas to the fourth quarter of 2003 and the second quarter of 2004, respectively. We also signed a letter of intent, subject to the satisfaction of certain conditions, for the delay of the deliveries of Navigator of the Seas and Mariner of the Seas to the first quarter of 2003 and the first quarter of 2004, respectively. We have also reviewed our capital expenditure program and have reduced, deferred or eliminated a number of projects. Based on these new delivery dates and the reduction in capital programs, capital expenditures will be approximately $2.1 billion, $1.1 billion, and $1.1 billion for 2001, 2002, and 2003, respectively.

In June 2001, we deferred our options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. Our right to cancel the options was extended to on or before July 26, 2002.

As of September 30, 2001, we had $5.1 billion of long-term debt. Approximately $45.8 million of this debt is due during the twelve month period ending September 30, 2002.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

As of September 30, 2001, our liquidity was $1.9 billion consisting of approximately $0.8 billion in cash and cash equivalents and approximately $1.1 billion available on various credit facilities. In addition, the agreements related to three of the six ships currently on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels (or up to $1.0 billion in aggregate for the three ships). Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. However, we note that the terrorist attacks of September 11, 2001 and their aftermath have adversely impacted the capital markets and it is indeterminable how long this situation will continue.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in registrant’s Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant)

Date: November 15, 2001	By: /s/ Richard J. Glasier

Richard J. Glasier
Executive Vice President and Chief Financial Officer